UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 3
OBSIDIAN ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

674482104
(CUSIP Number)

Edward J. Kernaghan
c/o Kernwood Limited
Suite 605
79 Wellington Street West
Toronto, ON M5K 1K7
(416) 423-3251
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 11 Pages)

CUSIP No. 674482104	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Edward J. Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,961,742
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 3,961,742
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,061,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Kernwood Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 674482104	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Principia Research Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,214
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 674482104	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Edward H. Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,207
	8	SHARED VOTING POWER 10,214
	9	SOLE DISPOSITIVE POWER 30,207
	10	SHARED DISPOSITIVE POWER 10,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON Alice Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON Elizabeth Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	SCHEDULE 13D	Page 8 of 11

1	NAME OF REPORTING PERSON Jennifer Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104	SCHEDULE 13D	Page 9 of 11

EXPLANATORY NOTE
This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the initial Schedule 13D (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2017, as amended and supplemented by the Schedule 13D/A filed on December 5, 2017, as amended and supplemented by the Schedule 13D/A filed on January 4, 2018, by Kernwood Limited, an Ontario corporation (“Kernwood”), Principia Research Inc., an Ontario corporation (“Principia”), Edward J. Kernaghan, Edward H. Kernaghan, Alice Kernaghan, Elizabeth Kernaghan and Jennifer Kernaghan, each of whom are Canadian citizens residing in the Province of Ontario (collectively, the “Reporting Persons”), relating to common shares, no par value (the “Common Shares”), of Obsidian Energy Ltd., a corporation organized and existing under the laws of Alberta, Canada (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect.
Item 4.	Purpose of Transaction.
The purpose of this filing is (a) to report the updated beneficial ownership of the Reporting Persons as a result of (i) the sale of 124,285 Common Shares of the Issuer by Elizabeth Kernaghan in open market transactions from September 10, 2019 to December 11, 2019, (ii) the sale of 257,142 Common Shares of the Issuer by Alice Kernaghan from September 10, 2019 to June 25, 2020 and (iii) the sale of 2,962,742 Common Shares of the Issuer by Kernwood to Edward J. Kernaghan on November 4, 2020, and (b) to report that Kernwood, Principia, Edward H. Kernaghan, Elizabeth Kernaghan and Jennifer Kernaghan are no longer members of a Section 13(d) group with each other or with the other Reporting Persons and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 to Schedule 13D.
Other than the sale of 2,962,742 Common Shares of the Issuer by Kernwood to Edward J. Kernaghan on November 4, 2020, the Common Shares reported in this Schedule 13D/A were acquired by the Reporting Persons from time to time in open market transactions with a view towards investment. The Reporting Persons review their investments in the Issuer on a continuing basis. As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.
The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D. Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 73,506,743 Common Shares of the Issuer reported to be outstanding by the Issuer as of September 30, 2020. The information disclosed in response to Item 2 in the Schedule 13D is incorporated by reference herein.
1.          Edward J. Kernaghan
a.          Amount beneficially owned: 4,061,742
b.          Percent of class: 5.5%
c.          Number of shares as to which the Reporting Person has:
i.          Sole power to vote or to direct the vote: 3,961,742
ii.         Shared power to vote or to direct the vote: 100,000
iii.        Sole power to dispose or to direct the disposition of: 3,961,742
iv.        Shared power to dispose or to direct the disposition of: 100,000

CUSIP No. 674482104	SCHEDULE 13D	Page 10 of 11

Includes (i) 3,961,742 Common Shares of the Issuer held directly by Edward J. Kernaghan and (ii) 100,000 Common Shares of the Issuer held directly by Alice Kernaghan, which Edward J. Kernaghan indirectly shares control.

2.          Alice Kernaghan
a.          Amount beneficially owned: 100,000
b.          Percent of class: 0.1%
c.          Number of shares as to which the Reporting Person has:
i.          Sole power to vote or to direct the vote: 0
ii.         Shared power to vote or to direct the vote: 100,000
iii.        Sole power to dispose or to direct the disposition of: 0
iv.        Shared power to dispose or to direct the disposition of: 100,000

Includes 100,000 Common Shares of the Issuer held directly by Alice Kernaghan, which Edward J. Kernaghan indirectly shares control.

(c)	None.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 674482104	SCHEDULE 13D	Page 11 of 11

SIGNATURES
After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
November 13, 2020
/s/ Edward J. Kernaghan
Edward J. Kernaghan

KERNWOOD LIMITED
By:	/s/ Edward H. Kernaghan
Name:	Edward H. Kernaghan
Title:	President

PRINCIPIA RESEARCH INC.
By:	/s/ Edward H. Kernaghan
Name:	Edward H. Kernaghan
Title:	President

/s/ Edward H. Kernaghan
Edward H. Kernaghan

/s/ Alice Kernaghan
Alice Kernaghan

/s/ Elizabeth Kernaghan
Elizabeth Kernaghan

/s/ Jennifer Kernaghan
Jennifer Kernaghan